CONFERENCE CALL

                             5.00pm - APRIL 26, 2001

BLACKMORE:

Good afternoon, and thank you for joining us on such short notice.

As we stated in our Q1 earnings call this week, Compaq is aggressively focused on five key initiatives to drive increased growth and profitability, including aggressive go-to-market programs, continued product innovation, expansion of global services, permanent reductions in inventory and substantial reduction in structural cost.

Clearly, our Global Services organization is a key driver of our growth strategy. While it's currently 21% of the overall Compaq revenue stream, we expect that to grow to 30% in just a few years.

We're here today to talk about a move that will help accelerate that growth.

But let me first hand it over to Jeff Lynn, VP and GM of Compaq's Global Services unit to put this announcement in perspective for you.

JEFF:

Compaq Global Services:

o is one of the largest and most experienced services organizations in the world.

        o More than 40-years' of experience
        o 38,000 professionals
        o more than 200 countries.

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o     maximizes the benefits of integrating and managing new technology to accelerate our customers' competitive edge by:

        o     Architecting
        o     Designing
        o     Implementing
        o     Integrating
        o     Managing
        o     Supporting
    ... innovative solutions

As we stand here today, we:
o Are completely enterprise focused
o Are among the top five systems integrators in the world
o Have a revenue of $7 billion
o Contribute to 21% of Compaq's revenue, with a goal to grow that to 30% within three-years
o Provide support for 14,000 products from 1300 different suppliers
o Have 3,000 customers worldwide

Already, our solutions power the majority of the world's stock exchanges, ATM networks and 911 telephone lines. NASDAQ, the largest computer-only trading exchange in the world has 900 million online trades a day and 2000 transactions a second. It relies totally on Compaq's ability to keep it running non-stop.

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BLACKMORE:
            Today, we're announcing the acquisition of Proxicom, a leading e-business consulting and development firm, based in Reston, Virginia.

o     This strategic move:

        o     strengthens our in-house expertise in key industries
        o enhances our relationships with global, enterprise customers - deepening our value proposition
        o increases our skills in e-business, wireless and emerging technologies
        o extends the company's current capabilities to serve large enterprise companies

Under the terms of the agreement:

o Compaq will purchase outstanding shares of common stock for $5.75 per share.

        o The total gross purchase price for the Proxicom stock is $336M; the transaction aggregate purchase price, net of current cash, is $266M.

o The acquisition is expected to be completed toward the end of the 2nd quarter or beginning of the 3rd quarter
o The acquisition has been approved by the board of directors of each company and is subject to customary closing conditions and government approvals
o In addition, two of Proxicom's largest shareholders, Chairman and CEO Raul Fernandez and General Atlantic Partners, have agreed to tender their shares into the offer and otherwise support the transaction

Proxicom will retain its brand identity and operate as a practice within Compaq's Professional Services unit, reporting to Jeff Lynn, VP and GM. The company will operate as Proxicom, a Compaq Global Services company.

Let me introduce you to Raul Fernandez, CEO, Founder and Chairman of Proxicom to tell you more about the company and why we've chosen to work together.

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FERNANDEZ:

We are thrilled to be joining Compaq after working with them in both a customer and partner role. The acquisition enables us to pool our expertise and bring additional strengths to Compaq's capabilities:
o Significant experience in key
vertical industries, such as:

        o     Automotive
        o     Manufacturing
        o     Communications and High Tech
        o     Consumer Goods and Retail
        o     Energy
        o     Financial Services
        o     Media and Entertainment

o Founded 1991
o 950 employees
o 2000 revenue of more than $200 million
o Current additional service engagements at Fortune 500 companies, including:

        o     General Motors
        o     General Electric
        o     Marriott
        o     AOL Time Warner

o Enhanced Internet and eBusiness skills
o Global acumen, dovetailing with Compaq's own global approach

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BLACKMORE:

In summary, by pooling our expertise and sharing best practices across our organizations, we will be able to offer broader, enhanced capabilities to our clients. This announcement is a win both for our customers, and our two companies.

We'll now take questions.

Our first question comes from Tom Fowler.

TOM FOWLER:

Hi Peter. Thanks for giving us comments. Essentially tell us a little about the integration issues. I know that people that I know, you know, Michael Dell for instance, thanked you all for acquiring DEC because of the kind of headaches we created. Tell us a little about what you've learned from that. And if there are the same issues that are going to be involved here and also if Jesse Green played any part in this acquisition as well, and if he's going to play any part in the whole integration as well.

PETER BLACKMORE:

Yes, thank you Tom. First of all, the shorter part of the question, Jesse was involved, is in charge of mergers and acquisitions which is his new role in Compaq. He's been intimately involved in this. In terms of implementation, it's very much up to Jeff Lynn, Raul and myself because it becomes an operational issue. Back to the question of integration. First of all this is a very different scale to digital, and I think you'll understand that. It is specific to one business area, which is the global services area. It's primarily specific to the United States of America, although there is a very small element of the business in Europe. And we think that the integration is very straightforwardly managed.
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

It will be run as a practice alongside the other practices and professional services, so that we don't actually have to manage any coordination there, it just fits easily alongside. We are actually looking at potentially having this the lead for our verticals, new one such as retail and leisure and entertainment. So it immediately has a win, so it is very straightforward and focused. As a bit of background, when we started on saying we should look at acquisitions, we obviously looked at two alternatives. We could have gone for a very large one. That would have carried with it some of the risks you identified and for that reason we said we wanted acquisitions that complimented our strategy, were very, very clearly vertically focused and would be very straight forwardly integrated so that the management time in managing the integration was minimized. I think we've achieved that and if we add more acquisitions, they will fall into the same context. So I hope that answers your question Tom.

Tom this is Jeff Lynn:

JEFF LYNN:

Let me just add to that, when Peter says that Proxicom will be run as a separate practice within our services business, the services that they offered to large enterprise customers are consistently complimentary with very little overlap to the kind of services that we are offering today so that we are going to be running them in a separate governance model. We are not going to be integrating them into our existing practices.

DAVID BLACKMORE:

Thank you.  Next question please.

Thank you, our next question comes from Larry Greenmeyer:

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

This is LARRY GREENMEYER with Information Week.

Just a couple of questions with regards to, this one's for Compaq. With regard to the number of service providers or internet service providers that are out there, and basically on the market, I was curious as to why Compaq chose Proxicom, singled Proxicom out, you know, what were the reasons for that?

PETER BLACKMORE:

Well I'll start it and then I'll hand it over to Jeff. We've had a detailed look at the market and it's been over really the last couple of months and you're right. There are a lot of companies that are potentially available. We set very, very significant criteria. One was vertical capability as I stated before and answered the previous question. That's very important to us. We think that vertical knowledge really has huge value add to our customers and we wanted to extend our vertical knowledge. Secondly, we wanted a culture and fit that was very complimentary and we think that exists. We spent a lot of time with Raul and his management team and are very pleased with everything we see there. And the last part was making sure that we could just quickly integrate it and the customer set was also complimentary. Proxicom has a customer set which is corporate customers, exactly the ones we wanted to target within the verticals, so it could be very very effectively strengthen, deepen our reach to corporate customers. The three very good reasons. Jeff.

JEFF LYNN:

Yes, I would reiterate those Peter. The set of the customer base were both serving large enterprise customers, the vertical focus and the culture and chemistry. I would add to that, Proxicom has a very strong brand that it was very attractive to us, which is why we are retaining the brand

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

identity even after the acquisition. We are also looking for a healthy company with a continuing good pipeline of business and good financial prospects and also we were looking for a company with good management strengths and good bench strength on the management team and all of those criteria are what we found to fit for Proxicom. So they just very naturally came to the top of our list.

LARRY GREENMEYER:

Just two quick follow ups. Will Proxicom become part of professional services or global services:

JEFF LYNN:

Proxicom will report up through to the professional services part of Global Services.

LARRY GREENMEYER

Okay, and will Raul continue to be the head of Proxicom?

JEFF LYNN:

Yes, he will. Raul will report to me. This is his job. And he will not only continue to run Proxicom, he will also help me and the rest of my senior leadership team run and manage the entire Global Professional Services business.

LARRY GREENMEYER

Thanks guys.

DAVID BLACKMORE:

Thank you, next question please. Do we have another question?

Yes we do sir, we have a question from Bill Grant.

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

BILL GRANT:

Hi, I have a couple of questions for Raul. Raul, what happens to the Proxicom workforce? You mentioned it's about 950 people. And secondly, why was it not possible for the company to remain independent? When did that become evident and now has that become evident?

RAUL FERNANDEZ:

Yes. This combination is about growth and opportunities and it's about us being able, Proxicom being able to provide more complex services to our client base and being able to provide additional products and services to our client base and to be able to achieve our vision which was to be a global provider of e-solutions. And we're able to do that in this combination accelerate not only our vision but our strategic plan and clients are looking more and more towards a provider that can be a one stop shop and this combination allows us to achieve that. Again, this combination is about our people. Its about the management team that's staying in place, its about the people that are interacting with our customers every day and so the plans are to keep all of our people.

JEFF LYNN:

Yeah, I'll reiterate that Bill. This is Jeff. When you're in the services business people and their intellectual capital and their enthusiasm are 100% of your product so the clear objective is to retain all of Proxicom's employees.

BILL GRANT:

And how have you, Raul, how long were you guys shopping around? I mean how did that all come to pass?

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

RAUL FERNANDEZ:

It's not appropriate for us to comment on that.

PETER BLACKMORE:

Thank you, next question please.

Thank you, our next question comes from Dina Aboudally.

DINA ABOUDALLY:

Hi, thanks for taking my question. Part of it, I just wanted to make sure that Proxicom will remain in Reston.


RAUL FERNANDEZ:

Yes.

PETER BLACKMORE:

Alright, is that all Dina?

DINA ABOUDALLY:

Yes, that's it.

PETER BLACKMORE:

Alright, thank you very much.  Next question please.

Thank you, our next question comes from Debesheesh Sinha.

Yes, this is Debesheesh Sinha from Gardner.

DEBESHEEH SINHA:

I was just wondering, Jeff mentioned that in response to I think Tom's question, that you felt that Proxicom's skills were sufficiently complimentary to Compaq Professional Services and that there was very little overlap. And I was wondering if you could just add a little more detail to that in what that means in terms of Compaq Professional Services approaching e-business solutions and e-business projects.

JEFF LYNN:

Yes. We have been very strong in architecture and design and systems integration and our sure thing working with our enterprise customers in their e-business solution space, we saw Proxicom be very complimentary more towards what you and I would call I think the front end of the value proposition that our enterprise customers see.

RAUL FERNANDEZ:

Yeah. We add additional strength in data base design, application design, development, business strategy, business profits. Obviously we've got vertical industry expertise that we've been building since 1997, information, architecture, as well as award winning user experience or creative skills. So we're extremely complimentary in terms of the development skills and implementation skills that we bring.

DEBESHEEH SINHA:

Okay, that's great. Just a quick follow-up. At the moment do you have any understanding of how Proxicom might fit within Compaq's ZLE initiative?

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

JEFF LYNN:

Well, yes actually this was one of the very attractive aspects of Proxicom for us. As you know, ZLE is a major initiative for all of Compaq going forward and professional services needs to play a lead role in that. The high end-development and architecture skills that Proxicom adds to our capabilities we believe will ramp our ZLE capabilities even quicker.

DEBESHEEH SINHA:
Okay, thank you so much.

PETER BLACKMORE:

Thank you very much.  Next question please.

Thank you. Our next question comes from Greg Zarley from CRN.

GREG ZARLEY:
Yeah, this is for Peter, Jeff. As, why I was curious, you know, this is a relatively small acquisition, and are you looking at other acquisitions in this e-business consulting space and also what competitive conflicts does this create with your existing channel partners?

PETER BLACKMORE:

There is our vertical and also meeting extending our critical mass in a country, you could take a country like Argentina or France or China that will be wanting to increase critical mass. So those are the two priorities that we have. And we also need to make sure any acquisition is financially sensible and also has all the strategic fits that Proxicom so clearly has. I don't for the second part of your question, I really don't see any competition with the channel SIs. We've hooked together very clearly defined practice areas. We also have alliance agreements with people like KPMG, Cap Gemini, Ernst & Young and Accenture.

These are very complimentary, so Jeff can please add to that but I see little conflict there.

GREG ZARLEY:

Sure.

JEFF LYNN:

Yeah, Greg, this is Jeff. I would say two things. You know, when we say it's small, Europe is our biggest geography for professional services in terms of people and revenue. North America is our second largest. In North America we have about 5,000 professionals, so we're adding nearly 1,000, you know, Proxicom professionals to 5,000 in North America is a meaningful addition. You know it's an incremental 20% growth of our capability in North America. Secondly, I agree 100% with Peter. This is not, you know, partnering is very important to Compaq's overall strategy and to our services strategy. We do not see this as being particularly additionally competitive to our existing partner relationships.

PETER BLACKMORE:

Thank you very much.  Next question please.

Thank you our next question comes from Michelle Kintara from Gartner Dataquest

MICHELLE KINTARA:

Hi Peter. I have several questions. The first was Proxicom has a Microsoft practice today of about 150 people. How will you combine that with Compaq Professional Services' existing Microsoft practice as well as combine the two e-business practices of both companies?

PETER BLACKMORE:

Jeff and Raul.

RESPONSE:

The Proxicom practices today are primarily industry vertical focused even with those that technical skills says Michelle, so we're going to continue to use them the way that they have which is as the leading wedge into industry specific matters and then support the same teams with our existing primarily horizontal or functional strong services practices even in that Microsoft area.

MICHELLE KINTARA:

So you have no intention to combine those horizontal capabilities with Microsoft technology?

RESPONSE:

No.

MICHELLE KINTARA:

Okay.

PETER BLACKMORE:

Does that answer all your questions Michelle?

MICHELLE KINTARA

Well the second question had to do with Proxicom's focus on Sun Platform. They do an awful lot of work with software and integration platforms on sun.
Will they still have that focus going forward?

PETER BLACKMORE:

Jeff Lynn?

JEFF LYNN:

Yes, absolutely, Michelle. The reality is that we certainly do have a brand preference. But the other reality is we are a multi-technology, multi-platform services entity. We serve the largest global enterprises all around the world. The reality is they have a lot of gear from other folks as well as our own and Proxicom will continue to exercise their skills on other venders' gears as well as us.

MICHELLE KINTARA

And my third question is Proxicom has worked very hard to develop their own reference on protectors for integration. Will that be rationalized with the other practices within Compaq Professional Services?

JEFF LYNN:

Yeah. One of the things that we looked at as part of, you know, taking a good close look at one another was our intellectual capital and approach and methodology and tools and we are very pleased to discover that they're already very very similar. I think it's going to be easy to take the two and forge sort of one better new improved common approach and methodology.

MICHELLE KINTARA:

The last question is a real quick one. On the website it says the purchase price is $336 million. The press release says $266 million.

JEFF LYNN:

The two differences are existing cash within Proxicom.

PETER BLACKMORE:

It's net cash is $266 without the net cash it's the other number, $336.

MICHELLE KINTARA:

Thank you.  That's it.

PETER BLACKMORE:

Thank you very much Michelle, next question please.

Thank you. Our next question comes from William Sheehan from Gigger Information.

WILLIAM SHEEHAN:

Hi Jeff, hi Peter. Quick question. Now what major accounts if any do Compaq and Proxicom share?

PETER BLACKMORE:

Major customers?

WILLIAM SHEEHAN
Yes.

PETER BLACKMORE:

General Motors, Key Toyota, another one potentially AOL. Raul, are you going to have some as well?

RAUL FERNANDEZ:

AOL Time Warner, Merrill Lynch, General Electric.

PETER BLACKMORE:

It's a very attractive list and this is why when we said, extends our reach and deepens our capabilities with core corporate customers absolute reality.

RAUL FERNANDEZ:

That's a key point really. We have a real opportunity here to take a highly overlapping portion of our existing enterprise customers set and really together become a much more dominate services player within those large companies as well as to cross sell into companies where we each have a presence and the other doesn't.

WILLIAM SHEEHAN:

Okay. Now I just wanted to kind of clarify something on the partnerships that Proxicom has existing with say, Sun, HP, now those will stay intact or will they be running through Compaq Global Services?

RESPONSE:

Those partnerships will stay intact.

WILLIAM SHEEHAN:

Thank you.

PETER BLACKMORE:

Thank you very much.  Next question please.

Thank you, our next question comes from Christopher Hoffman of IDC.

CHRISTOPHER HOFFMAN:

Hi Jeff and Peter. My question relates to the fact that in this acquisition if you look at Proxicom, it certainly has a perception in the market as an innovative, although your material size is certainly an innovative rapidly moving creative type of firm. Compaq on the other hand has been maybe not perceived, whether rightly or wrongly, in that same fashion. And I'm curious as to what extent the Proxicom acquisition will, is being viewed by Compaq as a way to enhance its brand perception in the market as an innovative e-business solution provides.

RESPONSE:

Well Christopher, I think you hit the nail exactly on the head. The good news for us at Compaq is that the market reality is that we are far more nimble and creative and fast to market and innovative and leading edge than our brand has sort of given us credit for and you are correct that one of the reasons we are explicitly retaining the Proxicom brand after acquisition is, as a bit of a wake up call to the marketplace to say hey, you know, together we are doing things that you may not have noticed before about Compaq Global Services.

PETER BLACKMORE:

I think it's very healthy Christopher and we also are going to put a lot more muscle behind the brand awareness of our overall global services capability. We're doing very well in this business as you saw from quarter one and we really need to do a stronger role of strengthening our overall brand awareness and we're actually going to do that.

JEFF LYNN:
Yes, you will also have seen in the latest round of the overall Compaq inspiration technology advertising that we are starting to explicitly advertise our services capabilities as part of that. So it's through a combination of the corporate advertising, this acquisition, retention of the brand and other efforts we are working to make sure the marketplace recognizes who we are as a services company.

CHRISTOPHER HOFFMAN:

Thank you.
PETER BLACKMORE:

Thanks Christopher.  Next question please.

Thank you. Our next question comes from Stephanie Moore of Geiger Information.

STEPHANIE MOORE:

Hi folks. My question is really related to Proxicom's U.K. office. I know Proxicom has a pretty strong and actually reputable presence in the U.K. and I wonder if they are going to be able to kind of remain autonomous.

RESPONSE:

Yeah, the good news for us Stephanie is that in Compaq, realize that the U.K. is also one of our longest and strongest practices as well throughout Europe, so I see a terrific opportunity quickly to get those folks working together and to use the U.K. as real jumping off point to start having the Proxicom type, skills and capabilities available to our European enterprise clients.

STEPHANIE MOORE:

Okay great thanks.

DAVID BLACKMORE:

Next question please.

Sir, I see no further questions at this time. I would like to turn the conference back over to you for final comment.

DAVID BLACKMORE:

Thank you very much. As you can tell, very, very good strategic fit. Proxicom is an excellent organization, so on behalf of the three of us, Raul, Jeff and myself, we are very very pleased that you could join the call. Thank you for your questions which were all good and look forward to talking to you in the future. Thank you. Let's close the call.

Thank you all.

Thank you.

Thank you for attending today's call and everyone have a pleasant evening.



Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in the press release, when they become available, because they will contain important information. The tender offer statement will be filed by Compaq with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Proxicom with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Compaq and Proxicom at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Compaq Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Proxicom Investor Relations.


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